Exhibit 99.1

For Immediate Release	March 4, 2008

CHALLENGER UPDATES PROGRESS ON “BOUNTY” WELL DRILLING

OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA — (Marketwire - March 4, 2008) - Challenger Energy Corp. (“Challenger”) (TSXV:CHQ, AMEX:CHQ) is pleased to report that the “Bounty” well has been drilled to a depth of 3,540 feet and 20 inch casing is currently being run into the well-bore.  The “”Bounty” well is currently on budget and on schedule to drill to a planned total depth of 18,000 feet subsea in June 2008.

The “Bounty” well is the second in a series of three wells being drilled on “Intrepid” Block 5(c) located approximately sixty miles east of the coast of Trinidad in water depths of approximately 1,000 feet.  The “Bounty” well follows the successful drilling and extensive production testing of the nearby “Victory” natural gas and condensate discovery well, also located on Block 5(c).  The series of three wells located on the “Intrepid” Block 5(c) are targeting three structures that potentially contain over four tcf of undiscovered resources of natural gas.

Challenger is participating in the initial exploration program on “Intrepid” Block 5(c) by paying one-third of the costs of the initial three wells to earn a 25% interest in the production sharing contract covering Block 5(c).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, CEO and President
Phone:	(403) 503-8810
Fax:	(403) 503-8811
www.challenger-energy.com

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.